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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (AMENDMENT NO. 3)*

                          PANACOS PHARMACEUTICALS, INC.
                       (FORMERLY V.I. TECHNOLOGIES, INC.)
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   917920 10 0
                                 (CUSIP Number)

                             JAMES T. BARRETT, ESQ.
                               PALMER & DODGE LLP
                              111 HUNTINGTON AVENUE
                              BOSTON, MA 02199-7613
                                 (617) 239-0100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 13, 2005
             (Date of Event Which Required Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 917920 10 0                                        PAGES 2 OF 6 PAGES

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      AMP-99 Management Company Limited Liability Company
      04-3459188

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]

      Not applicable                                                     (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e)                                                           [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

               7    SOLE VOTING POWER
   NUMBER OF
    SHARES          1,898,605 shares
 BENEFICIALLY
   OWNED BY    8    SHARED VOTING POWER
     EACH
   REPORTING        0 shares
    PERSON
     WITH      9    SOLE DISPOSITIVE POWER

                    1,898,605 shares

               10   SHARED DISPOSITIVE POWER

                    0 shares

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,898,605 shares

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.7% *

14    TYPE OF REPORTING PERSON*

      PN

* Based on 39,509,667 shares outstanding as of July 15, 2005.

                                  SCHEDULE 13D

CUSIP NO. 917920 10 0                                          PAGE 3 OF 6 PAGES

      This Amendment No. 3 (the "Amendment") amends the Schedule 13D filed on March 11, 2005 by Ampersand 1999 Limited Partnership and AMP-99 Management Company Limited Liability Company (the "Reporting Person"), as amended by Amendment No. 1 filed on August 15, 2005 and Amendment No. 2 filed on August 26, 2005 (as amended, the "Schedule 13D"), relating to the Common Stock, $0.01 par value per share (the "common stock"), of Panacos Pharmaceuticals, Inc. (f/k/a V.
I. Technologies, Inc.) (the "Company"). The Company has its principal executive offices at 134 Coolidge Avenue, Watertown, MA 02472.

      The purpose of this Amendment is to report the following transactions: the disposition of 285,188 shares of common stock of the Company as a result of the sale of 220,587 shares of common stock (as to which the Reporting Person may be attributed with beneficial ownership) by two venture capital funds which are the record owners of such shares; and the distribution of 64,601 shares of common stock by the Reporting Person which is the record owner of such shares to its members pro rata for no consideration.

      Except as set forth below, there are no changes to the information set forth in the Schedule 13D.

ITEM  4. PURPOSE OF TRANSACTION.

      Item 4 is hereby amended by inserting the following paragraphs at the end of such item:

      "On September 13, 2005, Ampersand 1999 Limited Partnership sold 216,176 shares of the Company's common stock in the open market and Ampersand 1999 Companion Fund Limited Partnership sold 4,411 shares of the Company's common stock in the open market.

      On September 13, 2005, AMP-99 Management Company Limited Liability Company distributed 64,601 shares of the Company's common stock pro rata to its members for no consideration pursuant to the terms of its operating agreement."

ITEM  5. INTEREST IN SECURITIES OF THE ISSUER.

      Items 5(a), 5(b), 5(c) and 5(e) are hereby amended and restated in their entirety as follows:

(a)   Aggregate number and percentage of class beneficially owned:

      The Reporting Person incorporates herein by reference its responses to
(11) and (13) on the cover page of this Amendment.

      AMP-99 Management Company Limited Liability Company owns 91,736 shares.

      The Reporting Person may be attributed with beneficial ownership of 3,075 shares (the "Option Shares") issuable upon exercise of options previously awarded to Richard A. Charpie and Herbert Hooper under the Company's Directors' Stock Option Plans, all of which options have been assigned to one or more of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership.

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                                  SCHEDULE 13D

CUSIP NO. 917920 10 0                                          PAGE 4 OF 6 PAGES

      AMP-99 Management Company Limited Liability Company may be attributed with the ownership of 1,117,243 shares held by Ampersand 1999 Limited Partnership and 22,801 shares held by Ampersand 1999 Companion Fund Limited Partnership. AMP-99 Management Company Limited Liability Company may be attributed with beneficial ownership of 650,475 shares issuable upon exercise of warrants held by Ampersand 1999 Limited Partnership and 13,275 shares issuable upon exercise of warrants held by Ampersand 1999 Companion Fund Limited Partnership (collectively, the "Warrant Shares"). AMP-99 Management Company Limited Liability Company is the General Partner of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership. AMP-99 Management Company Limited Liability Company disclaims beneficial ownership of these shares except to the extent of its proportionate pecuniary interest therein.

      Percent of class:

      AMP-99 Management Company Limited Liability Company - 4.7%

      The foregoing percentage is calculated based on 39,509,667 shares outstanding as of July 15, 2005.

(b)   Number of shares as to which such person has:

      (i)   Sole power to vote or direct the vote:

      AMP-99 Management Company Limited Liability Company has sole voting power over its 91,736 shares. AMP-99 Management Company Limited Liability Company has sole voting power over 1,117,243 shares held by Ampersand 1999 Limited Partnership and 22,801 shares held by Ampersand 1999 Companion Fund Limited Partnership. AMP-99 Management Company Limited Liability Company has sole voting power over the 3,075 Option Shares and the 663,750 Warrant Shares.

      (ii)  Shared power to vote or direct the vote:

      AMP-99 Management Company Limited Liability Company shares voting power over 0 shares.

      (iii) Sole power to dispose or to direct the disposition of:

      AMP-99 Management Company Limited Liability Company has sole dispositive power over its 91,736 shares, 1,117,243 shares held by Ampersand 1999 Limited Partnership and 22,801 shares held by Ampersand 1999 Companion Fund Limited Partnership. AMP-99 Management Company Limited Liability Company has sole dispositive power over the 3,075 Option Shares and the 663,750 Warrant Shares.

      (iv)  Shared power to dispose or to direct the disposition of:

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                                  SCHEDULE 13D

CUSIP NO. 917920 10 0                                          PAGE 5 OF 6 PAGES

      AMP-99 Management Company Limited Liability Company shares dispositive power over 0 shares.

(c)   Transactions during the past 60 days.

      Other than pursuant to the transaction described in Item 4, the Reporting Person has not acquired or disposed of any shares of common stock of the Company during the past 60 days.

(e) As of September 13, 2005, AMP-99 Management Company Limited Liability Company ceased to be the beneficial owner of more than 5% of the Company's common stock.

                                  SCHEDULE 13D

CUSIP NO. 917920 10 0                                          PAGE 6 OF 6 PAGES

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  AMP-99 MANAGEMENT COMPANY LIMITED LIABILITY
                                  COMPANY

Dated: September 13, 2005         By: /s/ Richard A. Charpie
                                      ------------------------------------------
                                      Richard A. Charpie, its Principal Managing
                                         Member